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SEC

17009064

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut Street, 17th Floor

(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Zanghi 215-546-5005

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

2001 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MELISSA CULBERTSON
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA CNTY
My Commission Expires Jun 17, 2020

Notary Public

Signature

Vice-President and FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5

Resource Securities, Inc.

December 31, 2016

Contents

Grant Thornton

Grant Thornton LLP
Two Commerce Square
2001 Market Street, Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Resource Securities, Inc.

We have audited the accompanying statement of financial condition of Resource Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resource Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and

other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2017

RESOURCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash	$ 2,117,136
Restricted cash	250,000
Securities owned, at fair value	547,602
Investment in affiliate	158,809
Commissions and fee receivables from affiliate sponsored programs	159,682
Receivables from affiliates	288,972
Prepaid expenses	388,886
Deferred tax assets, net	350,376
Other receivables and assets	100,952
Total assets	$ 4,362,415
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued compensation and related payables	$ 733,159
Wholesaler and trader commissions payable	183,209
Payables to clearing and other broker dealers	191,915
Payables to affiliates	47,169
Accounts payable, accrued liabilities and other liabilities	135,287
Total liabilities	1,290,739
Commitments and contingencies	
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	16,674,657
Accumulated deficit	(13,602,991)
Total stockholder's equity	3,071,676
Total liabilities and stockholder's equity	$ 4,362,415

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:	
Securities commissions	$ 837,975
Trading gains from securities and investment transactions, net	242,846
Equity in earnings from investment transactions- affiliate	122,187
Commissions from an affiliate sponsored programs	3,156,867
Dealer manager fees from affiliate sponsored programs	1,988,914
Other revenues	39,707
Total revenues	6,388,496
EXPENSES:	
Broker dealer commissions	3,154,767
Marketing fees and other related costs	2,945,252
Wholesaler and trader commissions	1,517,190
General and administrative	7,397,247
Total expenses	15,014,456
Loss before income tax benefits	(8,625,960)
Income tax benefits	2,929,446
NET LOSS	$ (5,696,514)

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2016	$ 10	$ 11,775,100	$ (7,906,477)	$ 3,868,633
Capital Contributions	–	4,899,557	–	4,899,557
Net loss	–	–	(5,696,514)	(5,696,514)
Balance at December 31, 2016	$ 10	$ 16,674,657	$(13,602,991)	$ 3,071,676

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:	
Net loss	$ (5,696,514)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in deferred income taxes, net	85,732
Non-cash compensation	829,525
Gains on securities transactions and equity in earnings- investment in affiliate	(365,033)
Changes in operating assets and liabilities:	
Decrease in securities owned	1,200,701
Decrease in investment in afffiliate	183,180
Decrease in commissions and fee receivables- affiliate sponsored programs	489,275
Increase in receivables from affiliates	(151,679)
Increase in prepaid expenses	(160,485)
Decrease in other receivables and other assets	88,407
Increase in accrued compensation and related payables	346,678
Decrease in wholesaler and trader commissions payable	(1,327,921)
Decrease in payables to clearing and other broker dealers	(1,308,897)
Decrease in payables to affiliates	(297,782)
Decrease in accounts payable, accrued liabilities and other payables	(333,404)
Net cash used in operating activities	(6,418,216)
FINANCING ACTIVITIES:	
Capital contributions	4,200,000
Net cash provided by financing activities	4,200,000
Decrease in cash	(2,218,216)
Cash at beginning of year	4,335,352
Cash at end of year	$ 2,117,136
SUPPLEMENTAL INFORMATION:	
Income tax payments	$ 46,063
Noncash capital contribution from RAI	$ 699,557

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 – Organization and Nature of Operations

Resource Securities, Inc., a Delaware corporation (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly owned subsidiary of Resource America, Inc. ("RAI"), which formerly traded on NASDAQ: REXI until its sale. On September, 8, 2016, RAI was acquired by C-III Capital Partners LLC ("C-III"), a privately held commercial real estate services and investment management company. As a result of the sale to C-III, RAI became a wholly owned subsidiary of C-III and privately held. RAI operates within the real estate, financial fund management, and commercial finance sectors. Until December 15, 2016, the Company operated a foreign branch office in the London, United Kingdom ("U.K.") office of an affiliated foreign broker dealer, Resource Europe Management LTD ("REML"). REML is a wholly owned subsidiary of the Parent and a member of the Financial Conduct Authority (successor to the Financial Services Authority) a U.K. regulatory agency that oversees broker dealers. The Company also operates a foreign branch office in Singapore.

The Company operates as a broker dealer serving as a dealer manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), both public and private limited partnerships and real estate investment trusts ("REITs"), and interval funds formed pursuant to the Investment Company Act of 1940 that are sponsored by affiliates who are subsidiaries of RAI. These affiliates also serve as general partners, advisors, and/or managers of these programs. During the year ended December 31, 2016 ("2016"), the Company served as a dealer manager and underwriter for three public (non-traded) REIT programs and a dealer manager for two publicly traded interval funds.

The Company's broker dealer operations also include serving as the introducing agent, primarily through a third-party clearing firm, for sales of domestic and foreign securities of financial services companies, including but not limited to banks, thrifts, REITs, and insurance companies, and for certain affiliates. These agency transactions are referred to as riskless principal transactions. These securities include trust preferred securities, subordinated debt, and preferred stock and are offered to institutional sophisticated investors, including the Company's affiliates. During 2016, the Company also served as a placement agent for various security auctions, two securitizations, and until April 2016, an affiliate sponsored hedge fund. The Company also invests in securities for its own account, primarily asset-backed debt and equity securities. The Company has an equity investment, along with various affiliated parties, in a limited liability company ("RCM Global") that acquired a pool of trading securities for investment. RCM Global is managed by an affiliated publicly traded REIT, Resource Capital Corporation ("RCC"), which was sponsored and is managed by a subsidiary of RAI. RCC manages and owns the majority interest in RCM Global.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of accounting principles generally accepted in the United States of America ("U.S. GAAP") other than guidance put forth by the SEC. All other accounting literature not included in the ASC is considered non-authoritative.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Basis of Presentation

Management believes that it is appropriate to present its statement of financial condition on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Commissions and Fees

The Company records commissions and fee revenues, and related expenses, from DPPs and REITs, which include dealer manager, marketing and other fees after reaching a prescribed sales minimum (referred to as breaking escrow) and thereafter on the trade date (the date an investor is accepted and admitted by the general partner or manager). In conjunction with the public REIT programs, investors are admitted on a daily basis on the trade date. The Company recognizes commission revenues and expenses up to 7% of sales, subject to certain exclusions and volume sale adjustments, if any, which are then paid to third-party broker dealers. For a certain class of shares, up to 5% of sales referred to as a distribution and shareholder servicing fee is earned by the Company with a reallowance of up to 5% to the selling broker dealers payable over five years at 1% per year on a monthly basis in arrears which is included in payables to broker dealers. Dealer manager fees are recognized up to 3% of sales based on shares issued at the offering share prices, subject to certain exclusions and volume sale adjustments, from which marketing fees ranging from 1% to 2.5% of sales are re-allowed to third-party broker dealers. These fees are paid pursuant to their respective selling agreements with the Company. Dealer manager fees for the interval funds up to 1.5% are earned on certain share classes, subject to certain exclusions, net of .5% deducted as marketing fees on certain share classes which payable to third-party broker dealers by the interval funds' underwriter. In 2015, the Company entered into a marketing consulting agreement with one broker dealer whereby the Company pays a .5% fee on sales of one certain class of one interval fund. Refer to Note 11 for additional information about dealer manager fees.

For commissions from riskless principal transactions, revenues are recognized as of the trade date of the sale of the underlying securities. The Company also earns placement fees which are reported as security commissions from security auctions of asset-backed securities, securitizations of collateralized debt obligations, and until April 2016, from an affiliate for the Company's selling and marketing efforts for its sponsored hedge fund. Placement fees for auction fees are recognized on the auction date and on the closing date for securitizations. For the hedge fund, placement fees are recognized over the term of the agreement which expired in April 2016.

Security Transactions

Securities owned primarily represent trading securities of non-marketable asset-backed debt and equity securities purchased for the Company's own account and reported at fair value. The Company utilizes trade date accounting to record the purchases and sales of trading securities. Gains from security transactions are reported net and are comprised of realized and unrealized gains from sales and mark to market adjustments to fair value; gains and losses related to foreign currency commissions from riskless principal trades; and gains and losses from other security transactions, if any. The cost of a security is determined using the specific identification method.

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries and also is included in certain combined state returns and one combined city tax return. The Company utilizes a modified separate-company return basis to record income taxes and the impact of federal income taxes are recorded as a payable or receivable to RAI. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of enacted tax laws.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operating and General and Administrative Expenses

Pursuant to an expense reimbursement agreement between RAI and the Company, RAI and certain affiliates pay certain operating expenses and general and administrative costs of the Company, primarily salaries and related expenses for employees who perform services for the Company. These expenses are recorded as Company expenses, which are reimbursable and payable to RAI and certain affiliates. Pursuant to an expense reimbursement agreement with an affiliate that is the sponsor of a hedge fund currently in its offering stage, certain broker dealer expenses related to the selling and marketing paid by the affiliate or the Company were recognized by the Company and reimbursed by the affiliate until April 2016 when the agreement expired.

Fair Value

The Company used the following methods in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value. For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments. For securities owned, the fair value is primarily based on a valuation report provided by a third-party pricing service that primarily uses discounted cash flow analysis modeled on market-standard analytics along with proprietary valuation models as well as recent trade data for a specific security or comparable securities. For certain debt securities such as collateralized loan obligations ("CLOs") that may be subject to early redemption, the third-party pricing service also utilizes discounted cash flow analysis supplemented by the calculation of net asset value to equity which represents the value of the collateral pool that remains after senior obligations (including hedging amounts and fees, if any) are paid in full.

Recent Accounting Standards

In August 2016, the FASB issued Accounting Standards Update ("ASU") 2016-15, *Statement of Cash Flows*. This update provides guidance on cash flow statement classifications and in November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows: Restricted Cash*. Both are effective for fiscal years beginning after December 15, 2017. The Company has not yet determined whether the adoption of this standard will have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases*. The guidance relates to all leases except for short-term leases and requires the recognition of a right-of-use asset and a lease liability and is effective for fiscal years beginning after December 15, 2018. The Company has not yet determined whether the adoption of this standard will have a material impact on its financial statements.

Recent Accounting Standards – (Continued)

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments- Overall; Recognition and Measurement of Financial Assets and Financial Liabilities.* The update outline amendments to provisions relating to equity investments and the presentation of financial assets and liabilities and is effective for fiscal years beginning after December 15, 2017. The Company not yet determined whether the adoption of this standard will have a material impact on its financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers.* The guidance provides criteria on revenue recognition related to performance obligations in relation to goods and services or transfers of nonfinancial assets with customers. In August 2015, the FASB issued ASU No 2015-14, *Revenue from Contracts with Customers- Deferral of the Effective Date.* This update defers the effective date by one year to annual reporting periods beginning after December 15, 2018 with provisions for earlier adoption. During 2016, the FASB issued ASU No 2016-08, *Revenue from Contracts with Customers- Principal versus Agent Considerations*; issued ASU No 2016-10, *Revenue from Contracts with Customers- Identifying Performance Obligations and Licensing*; issued ASU No 2016-12, *Revenue from Contracts with Customers- Scope Improvements and Practical Expedients;* and issued ASU No 2016-20, *Revenue from Contracts with Customers- Technical Corrections and Improvements.* The Company has not yet determined whether the adoption of this standard and subsequent updates related to *Revenue from Contracts with Customers* will have a material impact on its financial statements.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions and brokerage accounts with the Company's clearing agent, which are not insured. At December 31, 2016, the Company had total deposits of $2,400,301, of which $2,150,301 was in excess of amounts insured by the Federal Deposit Insurance Corporation up to $250,000. No losses have been experienced on these investments.

Note 4 – Investments

The Company engages in the purchase and sale of trading securities for its own account, primarily nonmarketable asset-backed debt and equity securities which are reported as securities owned. At December 31, 2016, securities owned consisted of four nonmarketable asset-backed equity securities and eight debt securities with an adjusted aggregate cost basis of $525,033 and an aggregate fair value of $547,602. In addition, the Company owns a 2.89% equity interest in RCM Global which purchased a pool of investment securities consisting primarily of non-marketable asset-backed equity and debt securities. The Company utilizes the equity method of accounting for this investment since RCM Global is under the control of RCC. The carrying value of this investment was $158,809 as of December 31, 2016.

Note 5 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its affiliates and five affiliated sponsored investment programs during 2016.

	December 31, 2016		
	Investment in Affiliate	Commissions, and Fees Receivables	(Payables) Receivables – Affiliates
Affiliates:			
RRE	$ –	$ –	$ 31,800
RAI	–	–	234,907
RCM	–	–	(8,103)
RCM-Singapore	–	–	20,711
RFFM	–	–	(7,292)
ISCHUS	–	–	1,554
REML	–	–	(3,809)
C-III	–	–	(27,965)
RCM Global	158,809	–	–
	$ 158,809	$ –	$ 241,803
Affiliated programs:			
REITs	$ –	$ 136,358	$ –
Interval fund- RRE	–	21,664	–
Interval fund- RFFM	–	1,660	–
	$ –	$ 159,682	$ –

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

	Year Ended December 31, 2016			
	Revenues			
	Equity in Earnings and trading gains-Affiliate	Commissions –Affiliates	Fees – Affiliated Programs	Expense Allocations – Net
Affiliates:				
RRE	$ –	$ –	$ –	$ (990,717)
RAI	–	–	–	2,636,947
RCM	–	–	–	63,282
RCM-Singapore	–	–	–	(242,000)
RFFM	–	–	–	17,692
ISCHUS	–	–	–	(21,806)
REML	–	–	–	116,553
C-III	–	–	–	27,965
RCM Global	68,000	–	–	–
CVC	–	49,201	–	–
	$ 68,000	$ 49,201	$ –	$ 1,607,916
Affiliated programs:				
REITs	$ –	$ 3,156,867	$ 1,412,881	$ –
Interval fund- RE	–	–	530,629	–
Interval fund- RFFM	–	–	45,404	–
	$ –	$ 3,156,867	$ 1,988,914	$ –

Resource Real Estate, Inc. and subsidiaries ("RRE"): RRE, a real estate affiliate and a wholly owned subsidiary of RAI, is the parent of certain subsidiaries that serve as managers or advisors of three sponsored investment programs that are operating in their offering stages for which the Company serves as dealer manager. The Company allocates certain expenses, primarily wholesaler commissions for the interval fund and selling and marketing expenses to RRE. During 2016, the Company allocated costs totaling $990,717 to RRE pertaining to three public (non-traded) REIT programs and a publicly traded interval fund ("Interval fund- RRE"). One of the REIT offerings closed in February 2016.

As the dealer manager of the REIT programs, the Company earned $3,156,867 of commission revenues, most of which were re-allowed to third-party broker dealers, and $1,412,881 in dealer manager fee revenues of which $568,377 was re-allowed to the third-party broker dealers as marketing fees.

Dealer manager fees for the Interval fund- RRE of up to 1.5% are earned on certain share classes, subject to certain exclusions, net of 0.5% deducted as marketing fees paid to third-party broker dealers by the fund's underwriter. The Company earned $530,629 in net dealer manager fees during 2016.

At December 31, 2016, $31,800 is due to the Company from RRE for certain real estate expenses paid on their behalf.

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

RAI: During 2016, the Company recorded tax benefits of $306,872 for Federal and combined state and local tax returns resulting primarily from timing differences and net operating loss carryforwards. At December 31, 2016, the Company is owed $234,907 by RAI relating to net expenses of $2,636,947 pursuant to its expense reimbursement agreement which were offset by $2,822,662 of Federal tax benefits that are passed through to RAI from the Company.

The Company's employees participate in RAI's Investment Savings Plan (a 401k plan) whereby they can elect to invest in RAI stock and, as such, receive RAI stock as part of their employer matching contributions. During 2016, contributions of RAI stock totaling $41,897 are included as non-cash compensation. In addition, RAI allocated $88,071 of noncash compensation expenses related to restricted stock grants to certain employees during 2016. All equity awards were cancelled upon the sale of RAI to C-III in September 2016.

During 2016, the Company received $4,200,000 in cash capital contributions from the Parent which were funded by RAI. In connection with the acquisition of RAI by C-III, the Company recognized $699,557 of noncash capital contributions pursuant to an agreement with RAI for employee compensation paid by RAI on behalf of certain personnel that engage in broker dealer activities for the Company.

Resource Capital Markets, Inc. ("RCM") and Resource Capital Markets, Inc. Singapore Branch ("RCM-Singapore"): RCM is a financial fund management affiliate along with its wholly owned foreign subsidiary, RCM-Singapore, formed in 2016 and are wholly owned subsidiaries of RAI. RCM and RCM-Singapore allocate to the Company a portion of the salary, benefits and related operating and general and administrative costs of certain registered representatives who engage in broker dealer activities. In addition, the Company allocates a portion of certain costs of two registered representatives including salary, benefits and certain operating and general and administrative costs related to their non-broker dealer activities performed on behalf of RCM. During 2016, net expenses charged from RCM to the Company were $63,282 of which $8,103 is due to RCM at December 31, 2016. During 2016, expenses charged to RCM-Sing by the Company were $242,000 of which $20,711 is due to the Company at December 31, 2016.

Resource Financial Fund Management, Inc. ("RFFM"): The Company allocates to RFFM a portion of the salary, benefits and related operating and general and administrative costs of the Company's Singapore branch. RFFM also allocates a portion of certain operating and administrative costs primarily financial subscription services to the Company. During 2016, net expenses charged by RFFM to the Company were $17,692, of which $7,292 was owed to RFFM at December 31, 2016.

RFFM is also the sponsor and serves as advisor of one interval fund ("Interval fund- RFFM") for which the Company is the dealer manager. Dealer manager fees for this fund of up to 1.5% are earned on certain share classes, subject to certain exclusions, net of 0.5% deducted as marketing fees paid to third-party broker dealers by the fund's underwriter. The Company earned $45,404 in net dealer manager fees during 2016.

Ischus Capital Management, LLC ("Ischus"): One Company employee of the Singapore branch performs fund management services for an affiliate, Ischus, a wholly owned subsidiary of RFFM, which is a wholly-owned subsidiary of RAI. The Company allocates to Ischus a portion of the salary, benefits and related operating and general and administrative costs for these services. During 2016, net expenses charged to Ischus by the Company were $21,806, of which $1,554 was due to the Company at December 31, 2016.

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

REML: The Company operated a foreign branch office that was shared with REML, a broker dealer affiliate until December 15, 2016 when the Company terminated its branch registration. REML allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of a registered representative of the Company. During 2016, $116,553 was charged to the Company by REML of which $3,809 was due to REML by the Company at December 31, 2016.

RCM Global: In 2014, the Company purchased for $680,000, a 2.89% equity investment in RCM Global. During 2016, the Company received $183,181 in distributions; and recorded equity in earnings of $122,187 and unrealized losses of $54,187 which are reported as trading gains. The balance of this investment in affiliate was $158,809 at December 31, 2016.

CVC Credit Partners, LLC ("CVC"): In November 2014, the Company and certain affiliates, CVC and CVC Global Credit Opportunities Fund LLC ("CVC fund"), entered into a one year placement agreement, a shared services agreement and an expense reimbursement agreement that expired in November 2015. New extension agreements were executed during 2016 with the final extension expiring in April 2016. RAI owns approximately a 24% interest in CVC. Under the placement agreement, the Company provided selling and marketing services on behalf of the CVC fund for a quarterly fee of $40,000. During 2016, the Company recognized commission revenues of $49,201. During 2016, $67,252 of broker dealer expenses, primarily salaries and related benefits, were charged from and to CVC pursuant to expense reimbursement and shared services agreements which expired in April 2016.

C-III: During 2016, C-III paid legal expenses related to the Company totaling $27,965 all of which was due to C-III at December 31, 2016.

Other Security Transactions: During 2016, the Company served as an agent representing certain affiliated persons and entities for security transactions that cleared through the Company's third-party clearing firm. No compensation is paid to the Company for these related party security transactions. During 2016, security transactions cleared through this firm were for RCM Global and Pelium Capital Partners, LP, a hedge fund which is sponsored and managed by RAI. Also, security transactions by Company employees who are security traders for the Company are cleared through the Company's third-party clearing firm as required by Company policy.

Note 6 – Income Taxes

The following table details the components of the Company's income tax benefits (expense) for 2016.

Current:	
State	$ (7,743)
Deferred:	
Federal benefit to RAI	2,980,724
State	(43,535)
	2,937,189
	$ 2,929,446

Note 6 – Income Taxes- (Continued)

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the year ended December 31, 2016 was 34%. This rate was mainly comprised of the Company's pre-tax loss adjusted for a valuation allowance against state tax benefits and permanent items such as certain exclusions for meals and entertainment. The Company will be included in RAI's consolidated federal tax return for the year ended December 31, 2016, as well as the combined tax returns for two state filings and one city filing

The components of the Company's deferred tax assets and liabilities, as of December 31, 2016, are as follows:

Deferred tax assets:	
State and local tax loss carryforwards	$ 801,693
Accrued expenses and other	10,594
Unrealized losses on investments in securities owned and other	16,284
Investment in partnerships	20,975
Charitable contributions	5,476
	855,022
Less: Valuation allowance- states	(461,274)
	$ 393,748
Deferred tax liabilities:	
Property and equipment basis differences	$ 96
Investments in securities owned	43,276
	$ 43,372
Deferred tax assets, net	$ 350,376

As of December 31, 2016, the Company had state and local net operating losses ("NOLs") of approximately $17,503,403 and recorded a related deferred tax asset of $801,693 that will expire between 2017 and 2036. As of December 31, 2016, the Company believes it will be able to utilize up to $7,079,380 of its NOLs (deferred tax asset of $341,184) prior to their expiration. In addition, the Company established a valuation allowance against gross state NOLs and state timing differences of $8,820,714 (tax effected expense of $461,274). Management will continue to periodically assess its estimate of the amount of deferred tax assets that the Company will be able to utilize. Management believes it is more likely than not that the other deferred tax assets will be realized based on future taxable income of RAI.

The Company is subject to examination by the Internal Revenue Service ("IRS") as part of RAI's consolidated Federal tax return filings and by the taxing authorities in states and localities in which the Company has business operations. The Company is subject to IRS examinations for the fiscal year ended September 30, 2013, the three month period ended December 31, 2013 and for the years ended December 31, 2014 and 2015. The Company is subject to state and local income tax examinations for the fiscal years ended September 30, 2010 through September 30, 2013, the three month period ended December 31, 2013 and for the years ended December 31, 2014 and 2015.

A tax position should only be recognized if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company classifies any tax penalties as general and administrative expenses and any interest as interest expense. The Company does not have any unrecognized tax benefits that would impact the effective tax rate.

Note 7 – Fair Value

In analyzing the fair value of its assets accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets are categorized into one of three levels based on the assumptions ('inputs") used in valuing the asset. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 – Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset and that are, consequently, not based on market activity, but upon particular valuation techniques.

There were no transfers among Levels 1, 2 or 3 during 2016.

Securities owned by the Company represent nonmarketable trading securities including both equity and debt securities which are reported at fair value at Level 3. The Company utilizes a third-party pricing service that provide estimates of the fair values of the Company's securities owned. The valuations prepared by the pricing service involve discounted cash flow analysis for each security using a market-based discount rates. The cash flow models use market standard analytics as well as proprietary models, sensitivity analyses and net asset value calculations. Assumptions used for cash flows include conditional default rates ("CDR"), conditional prepayment rates ("CPR"), loss severity or default and reinvestment assumptions. For two equity securities owned, CDRs ranged from 2%-7% and a 20% CPR were utilized; for one equity security, the final reserve distribution report issued by the trustee was utilized; for two debt securities owned, net asset value analysis was utilized; and for one loan, a discounted cash flow analysis was utilized. One equity security and five debt securities owned, representing three foreign securities and two other loans, had no fair value at December 31, 2016.

The following table provides activity for securities owned that use Level 3 inputs for 2016:

Securities owned at January 1, 2016	$ 1,451,270
Purchases of securities	2,244,729
Proceeds from securities	(3,445,430)
Gains on securities, net	297,033
Securities owned at December 31, 2016	$ 547,602

Note 8 – Commitments and Contingencies

The Company has a 13-month lease agreement for office and parking facilities for its Singapore branch operations which is due to expire on May 31, 2017. The agreement automatically renews with the same terms unless the Company terminates in writing two months prior to the end of the lease period. In 2016, rent expense of $32,355 is included in general and administrative expenses. Approximately $11,100 is due under the agreement as of December 31, 2016.

Note 8 – Commitments and Contingencies- (continued)

In January 2009, the Company entered into a three-year agreement with a third-party broker dealer who would serve as a clearing agent for the Company's riskless principal transactions and as a custodian for the Company's trading securities owned by the Company. The agreement was renewed in January 2015. Per the clearing agreement, the Company is liable to the clearing agent for any unsecured debits of the agent's customer accounts pertaining to the Company's riskless principal trades. If not terminated by either party, the agreement renews automatically under the same terms as the original agreement. The Company is required to pay a minimum fee of $5,000 per month over the term of the agreement. The Company is required to maintain a $250,000 clearing deposit with the broker dealer during the term of the agreement which is reported as restricted cash. The agreement is cancellable by either party upon 90 days written notice, with any remaining minimum fee due during the term of the agreement immediately payable. At December 31, 2016, the remaining minimum fee under the agreement is $70,000.

The Company was a dealer manager for one real estate fund sponsored by an affiliate that serves as the fund's general partner. The fund completed its offering in December 2009. The dealer manager agreement provides that the Company is to receive trailing sales commissions equal to 15% of the fund's distributions that would otherwise be payable to the general partner over the term of the fund. The general partner has participation rights in distributions from the fund but only after certain limited partner cumulative return thresholds, as defined, are met. Any trailing sales commissions due to the Company are, in turn, payable by the Company to third-party broker dealers pursuant to their selling agreements. During 2016, cumulative fund distributions to the limited partners did not meet the thresholds for participation by the general partner; thus, no trailing sales commissions were due to the Company, nor did the Company owe commissions to the third-party broker dealers.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company's minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The following table summarizes the Company's compliance with the net capital requirements at December 31, 2016.

Net capital	$ 1,163,490
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 1,063,490
Percentage of aggregate indebtedness to net capital	110.94

Note 10 – Regulatory Exemptions

The Company has been designated as an exempt broker dealer under exemption (k) (2) (ii) of SEC Rule 15c3-3 and its Exemption Report and the schedule for "Computation for Determination of Reserve Requirements Under Rule 15c3-3" is included in the supplementary information filed with this report. As a result of this exemption, the Company has excluded a schedule for "Information for Possession or Control Requirements Under Rule 15c3-3".

Note 11 – Subsequent Events

The Company evaluated for subsequent events through February 28, 2017.

Interval Funds: Effective January 6, 2017, prospectuses for certain classes of shares of the Interval fund- RRE and Interval fund- RFFM were amended which resulted in changes to the dealer manager fees earned by the Company for certain share classes. The Company's gross dealer manager fees were reduced from 1.5% to .75% on Class A shares issued and the Company no longer earns a dealer manager fee on the Class W shares issued by both funds. The Company also no longer earns a dealer manager fee for Class C shares issued by the Interval fund- RFFM.

SUPPLEMENTARY INFORMATION

RESOURCE SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

COMPUTATION OF NET CAPITAL:		
Total stockholder's equity	$	3,071,676
Changes:		
Non-allowable assets:		
Securities owned, at fair value		547,602
Investment in affiliate		158,809
Fees receivable from affiliated sponsored programs		29,217
Receivables from affiliates		288,972
Prepaid expenses		388,886
Deferred tax assets		393,748
Other receivables and assets		100,952
Total non-allowable assets		1,908,186
NET CAPITAL	$	1,163,490
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accrued compensation and related payables	$	733,159
Wholesaler and trader commissions payable		183,209
Payables to clearing and other broker dealers		191,915
Payables to affiliates		47,169
Accounts payable, accrued liabilities and deferred tax liabilities		178,658
Total aggregate indebtedness	$	1,334,110
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	86,049
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	1,063,490
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$	1,034,416
Percentage of aggregate indebtedness to net capital		110.94

RESOURCE SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS FOR BROKER DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2016

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision of paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Account for the Exclusive Benefit of Customers." See accompanying report of independent registered accounting firm.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL

December 31, 2016

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report filed with the SEC on January 26, 2017 with respect to the computation of net capital under Rule 15(c)(3)(1) are reconciled as follows:

Unaudited computation of net capital per most recent quarterly filing	$ 1,163,490
Audit adjustments	-
Net change in net capital	-
Adjusted computation of net capital	$ 1,163,490

Grant Thornton

Grant Thornton LLP
Two Commerce Square
2001 Market Street, Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Resource Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Required by SEC Rule 17a-5(d)(4) for a Broker Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) Resource Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2017

RESOURCE SECURITIES, INC. EXEMPTION REPORT
2016

Resource Securities, Inc., (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k) (2) (ii) whereby all customer transactions are cleared through another broker dealer on a fully disclosed basis.

2. The Company has met the exemption provisions without exception for the year ended December 31, 2016.

I, Donna M. Zanghi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Donna M. Zanghi
Title: Vice President and Financial and Operations Principal

February 28, 2017

Grant Thornton

Grant Thornton LLP
Two Commerce Square
2001 Market Street, Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Resource Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Resource Securities, Inc. (the "Company") and SIPC with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Grant Thornton

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1696*********************MIXED AADC 220
66669 FINRA DEC
RESOURCE SECURITIES INC
1845 WALNUT ST FL 17
PHILADELPHIA PA 19103-4720

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donna M Zanghi 215-546-5005

2. A. General Assessment (item 2e from page 2) $6,420

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,408)

7/26/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,012

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,012

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐
Total (must be same as F above) $ 2,012

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Resource Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP & FINOP
(Title)

Dated the 24 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,641,573
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	3,746,923
(7) Net loss from securities in investment accounts.	
Total additions	3,746,923
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,820,431
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 37	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	37
Total deductions	3,820,468
2d. SIPC Net Operating Revenues	$ 2,568,028
2e. General Assessment @ .0025	$ 6,420
	(to page 1, line 2.A.)